August 6, 2025

Alexander Zwyer
Chief Executive Officer
NLS Pharmaceutics Ltd.
The Circle 6
8058 Zurich, Switzerland

       Re: NLS Pharmaceutics Ltd.
           Amendment No. 6 to Registration Statement on Form F-4
           Filed July 29, 2025
           File No. 333-284075
Dear Alexander Zwyer:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 23, 2025 letter.

Amendment No. 6 to Registration Statement on Form F-4
Record Date; Outstanding Shares; Shareholders Entitled to Vote, page 105

1. In prior comment one we requested a rollforward of each class of equity security that reconciles amounts reported on your December 31, 2024 balance sheet to the amounts disclosed on page 105. While the rollforward provided in Appendix 1 to your response reconciles to your pro forma balance sheet on page 270, it does not reconcile to amounts disclosed on page 105. In this regard, your disclosure on page 105 states that as of the date of this prospectus, NLS outstanding share capital consisted of
       4,908,034 Common Shares, 1,249,904 Preferred Shares and 606,452
Preferred
       Participation Certificates. Accordingly, we reissue our comment in part as it relates to the requested reconciliation.
 August 6, 2025
Page 2
2. As a related matter, please provide an additional rollforward of each class of equity security for each of the last three fiscal years. For illustration purposes, please differentiate your preferred shares from your preferred participating certificates.
      Ensure that any stock splits and/or par value changes are adequately reflected. Please also explain why amounts reported in your financial statements as of December 31,
      2024 differ from those disclosed in Exhibit 2.1 to your Form 20-F for the year ended
      December 31, 2024. In this regard, your balance sheet on page F-4 discloses
      3,159,535 common shares and 206,452 preferred shares (preferred participating certificates) outstanding as of December 31, 2024. By contrast, Exhibit
2.1 states that
      as of December 31, 2024 you had outstanding common shares of 2,901,228, registered preferred shares of 598,539 and participation capital in the form of preferred participating certificates of 1,014,365.
3. In your response to prior comment one, you assert that your preferred participation certificates (PPCs) are identical to your preferred shares with the exception of voting rights and that therefore you treat your PPCs and preferred shares as a single class of equity for presentation and disclosure purposes. This assertion appears contradictory to your footnote disclosure on page F-22 which states that preferred shares do not have voting rights. Please advise and/or revise accordingly.
4. In addition, Article 3 of your Articles of Association specifically distinguishes between share capital and participation capital and this categorization is carried throughout your prospectus. As such, it would appear that separate presentation and disclosure of your PPCs would provide meaningful information to investors.
      Currently, your financial statements and related footnotes make no mention of PPCs, which can be confusing to investors considering the totality of disclosure in your prospectus. Accordingly, please revise your financial statements to separately present your PPCs, or at a minimum, quantify the composition of your preferred shares and
      PPCs in your financial statement footnotes. Please also revise to disclose the pertinent rights and privileges of your PPCs as required by ASC 505-10-50-3.
5. Please address the following regarding your response to prior comment one as it relates to treasury shares:
          You indicate that that while shares held by the company are considered issued and outstanding as treasury shares under Swiss law, they are not considered treasury shares under ASC 505-30 as they have not been transferred to external parties.
          Please cite the authoritative guidance you relied upon in determining that shares must first be transferred to external parties before being repurchased in order to qualify as treasury stock under US GAAP.
          Please explain your consideration of ASC 505-30-25-2 as it relates to Swiss corporate law and the related statutory accounting.
          Please explain why these shares were previously classified as treasury shares in your Form 20-F for the year ended December 31, 2023 and prior periods and what precipitated a change in classification during the current fiscal year. Clarify whether the change was the result of an error in prior period financial statements and if so, please revise to provide the disclosures required by ASC 250-10-50.
 August 6, 2025
Page 3
NLS Pharmaceutics Ltd. and Subsidiaries
Consolidated Balance Sheets, page F-4

6. We note your response to prior comment seven. We could find no justification for correcting this error via an adjustment to your pro forma financial statements rather than by correcting the amounts presented in your historical financial statements. In this regard, it is unclear how you concluded that this error was not material to the preferred and common shares line items on your Balance Sheet. Further, the amounts reported on your Balance Sheet differ from the corresponding amounts reported on your Statement of Changes in Equity. Accordingly, please revise your historical
       Balance Sheet to correct these line items.
7. Similarly, it is unclear to us why you have reflected the January 2025 reduction in par value from $0.80 to $0.03 as a pro forma adjustment rather than giving retroactive effect in your historical financial statements as required by SAB Topic 4.C. Please advise or revise accordingly.
Notes to the Consolidated Financial Statements
Note 13 - Subsequent Events, page F-28

8. We note your response to prior comment eight and that you believe that further updates to your Subsequent Event footnote are not required pursuant to ASC
       855. Please confirm whether your auditors performed the subsequent event procedures set forth in PCAOB Auditing Standards 4101 and 2801 when updating their consent through July 29, 2025 and whether they concur with your conclusion that disclosure of additional subsequent events is not warranted.

       Please contact Eric Atallah at 202-551-3663 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Gama at 202-551-3188 or Alan Campbell at 202-551-4224 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Ron Ben-Bassat, Esq.